Exhibit 99.1

CORPORATE RELEASE	31 July 2023

Manchester United PLC Announces Renewal of Adidas Partnership

MANCHESTER, England – (BUSINESS WIRE) –31 July 2023 – Manchester United plc (NYSE: MANU), is pleased to confirm that it has renewed its principal partnership with adidas, as the club’s official kit supplier. The new agreement will continue the partnership for a further 10 years until June 2035 and has a minimum cash guarantee of GBP 900 million, subject to certain adjustments.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year football heritage we have won 67 trophies, enabling us to develop what we believe is one of the world’s leading sports and entertainment brands with a global community of 1.1 billion fans and followers. Our large, passionate, and highly engaged fan base provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday initiatives which in turn, directly fund our ability to continuously reinvest in the club.

Contacts

Investor Relations: Corinna Freedman Head of Investor Relations +44 738 491 0828 Corinna.Freedman@manutd.co.uk	Media Relations: Andrew Ward Director of Media Relations & Public Affairs +44 161 676 7770 andrew.ward@manutd.co.uk